# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Broad Street Realty, Inc., CIK 0000764897
CUSIP: 111294104
Title of class of securities: Common Stock, par value $0.01 par value per share
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 46th Floor, New York, New York (NY), 10105
Date of event which requires filing of this statement: 04/08/2025
Amends the filing with accession number 0000895345-22-000798
Filed by CIK 0001380393
Persons authorized to receive notices and communications: David N. Brooks, 1345 Avenue of the Americas, 46th Floor, New York, New York (NY), 10105, (212) 798-6100

## Reporting persons
- CF Flyer Mezz Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FCOF V Expansion ULMA-C Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FCOF V Expansion CDFG MA-C Investments LLC (UL Series): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Credit Opportunities Fund V Expansion (G) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Credit Opportunities V Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FCO Fund V GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Hybrid GP Holdings (Cayman) LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Hybrid GP Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Operating Entity I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG Blue LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Fortress Investment Group LLC (CIK 0001380393): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FINCO I Intermediate Holdco LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FINCO I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG Parent, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- Foundation Holdco LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).
- FIG Buyer GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,560,000; sole dispositive power 0; shared dispositive power 2,560,000; aggregate amount beneficially owned 2,560,000 (6.8% of the class)
  Comment: The reported securities represent 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and the reported percentage is calculated based on 34,969,632 shares of Common Stock outstanding as of March 21, 2025, as increased by 2,560,000 shares of Common Stock issuable upon the exercise of the Fortress Warrant and deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 par value per share
Name of issuer: Broad Street Realty, Inc.
Address of issuer's principal executive offices: 1345 Avenue of the Americas, 46th Floor, New York, New York (NY), 10105
Comment:
Item 1 is hereby amended and restated as follows:

This Amendment No. 6 (this "Amendment") amends and supplements (i) the Statement on Schedule 13D filed on November 29, 2022 and Amendment No.1 thereto filed by Fortress and the other reporting persons named therein (together, the "Original Schedule 13D"), (ii) the Statement on Schedule 13D filed by FINCO I Intermediate Holdco LLC, FINCO I LLC, FIG Parent, LLC, Foundation Holdco LP and FIG Buyer GP, LLC on May 21, 2024 (the "Reorganization 13D"), (iii) Amendment No. 2 filed on February 4, 2025, by Fortress and the other persons named therein, to each of the Original Schedule 13D and the Reorganization 13D (together and as so amended, the "Amended Schedule 13D") and (iv) Amendment No. 3, Amendment No. 4, and Amendment No. 5 to the Amended Schedule 13D filed on March 4, 2025, March 12, 2025, and April 2, 2025 respectively, by Fortress and the other persons named therein (as so amended, the "Schedule 13D"), each relating to common stock, par value $0.01 par value per share ("Common Stock"), of Broad Street Realty, Inc., a Delaware corporation (the "Issuer").

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D. The Issuer's principal executive offices are located at 11911 Freedom Drive, Suite 450, Reston, Virginia 20190.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby as amended to incorporate the following at the end thereof:

On April 8, 2025, CF Flyer PE Investor LLC, a Delaware limited liability company and an affiliate of Fortress (the "Preferred Member"), delivered a Removal Notice to Broad Street Operating Partnership, LP, a Delaware limited partnership and a subsidiary of the Issuer (the "Common Member"), in connection with the Amended and Restated Limited Liability Company Agreement of Broad Street Eagles JV LLC, dated November 22, 2022, by and between the Common Member, the Preferred Member and the Independent Manager (as defined therein), as amended by the First Amendment to Amended and Restated Limited Liability Company Agreement of Broad Street Eagles JV LLC dated June 28, 2023 (collectively, the "Operating Agreement"). Effective upon delivery of the Removal Notice, pursuant to the Operating Agreement, the Common Member was removed as Managing Member of Broad Street Eagles JV LLC, an indirect subsidiary of the Issuer, and replaced with the Preferred Member. In connection with such removal and replacement, all representatives of the Common Member that were serving as officers of Broad Street Eagles JV LLC or as officers or members of the board of management of any subsidiary of Broad Street Eagles JV LLC were removed and all rights of any authorized persons designated by the Managing Member were rescinded, and the rights and obligations of the Managing Member, and the right to subsequently remove and replace the Managing Member, immediately and automatically vested in the Preferred Member.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.7 Joint Filing Agreement, by and among the Reporting Persons, dated as of April 10, 2025.

Exhibit 99.11 Removal Notice by CF Flyer PE Investor LLC, dated as of April 8, 2025.

## Signatures
- CF Flyer Mezz Holdings LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/10/2025)
- FCOF V Expansion ULMA-C Investments LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/10/2025)
- FCOF V Expansion CDFG MA-C Investments LLC (UL Series): /s/ David N. Brooks, David N. Brooks/Secretary (04/10/2025)
- Fortress Credit Opportunities Fund V Expansion (G) L.P.: /s/ David N. Brooks, David N. Brooks/Secretary, By: FCO Fund V GP LLC, its general partner (04/10/2025)
- Fortress Credit Opportunities V Advisors LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/10/2025)
- FCO Fund V GP LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/10/2025)
- Hybrid GP Holdings (Cayman) LLC: /s/ David N. Brooks, David N. Brooks/Secretary, By: Hybrid GP Holdings LLC, its managing member (04/10/2025)
- Hybrid GP Holdings LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/10/2025)
- FIG LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/10/2025)
- Fortress Operating Entity I LP: /s/ David N. Brooks, David N. Brooks/Secretary, By: FIG Blue LLC, its general partner (04/10/2025)
- FIG Blue LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/10/2025)
- Fortress Investment Group LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/10/2025)
- FINCO I Intermediate Holdco LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/10/2025)
- FINCO I LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/10/2025)
- FIG Parent, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/10/2025)
- Foundation Holdco LP: /s/ David N. Brooks, David N. Brooks/Secretary, By: FIG Buyer GP, LLC, its general partner (04/10/2025)
- FIG Buyer GP, LLC: /s/ David N. Brooks, David N. Brooks/Secretary (04/10/2025)